February 10, 2010

Mr. Hugh West
Ms. Angela Connell
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC  20549

Mail Stop 4720

RE:           Summit Financial Group, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2009 and
June 30, 2009
File No. 000-16587

Dear Mr. West and Ms. Connell:

This letter is provided on behalf of Summit Financial Group, Inc.  (“Summit” or the “Company”) in response to your letter of October 21, 2009 regarding the Company’s Form 10-K/A for the fiscal year ended December 31, 2008 and Form 10-Q’s for the fiscal quarters ended March 31, 2009 and June 30, 2009.  In accordance with your request, we have responded to each of the comments included in your letter.  Accordingly, set forth below in italics are each comment contained in your letter, followed immediately by Summit’s response to each:

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Note 8 – Allowance for Loan Losses, page 63

1.	We note your response to prior comment three of our letter dated August 4, 2009. Please provide us with the following additional information to better evaluate your response:

•
Your response indicate that impaired loans are classified as Level 2 when the fair value of the collateral is based on an observable market price or a current appraised value that management believes is indicative of the value that will be ultimately realized upon the future sale of the collateral. Please tell us how you determined that the “future net realizable value” meets the definition of fair value in paragraph 5 of SFAS 157.

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
February 10, 2010

Response

Our previous response more accurately should have read as follows, “When the fair value of the collateral is based on an observable market price or a current appraised value, we record the impaired loan as nonrecurring Level 2.”

•
Your response indicates that impaired loans are classified as Level 3 when the fair value of the collateral is further impaired below the current appraised value or there in no observable market price. Please advise us regarding the factors you consider in determining that a current appraisal is not determinative of fair value.

Response

We recognize that current appraisals represent the best estimate of fair value, and we rely on them as such. However, for loans recently identified as impaired, a current appraisal may not be available at the financial statement date. In these cases, the valuation of the impaired loan would be classified as Level 3 pending receipt of the current appraisal. Once a current appraisal is received, the valuation is then classified as Level 2.

•
You state that in evaluating the necessity for obtaining current appraisals you consider such factors as the age of the original appraisal, significance of the loan balance and the collaterals’ specific nature. Please explain in more detail how the age of the original appraisal impacts your determination of whether an updated appraisal is required. For example, do you have a specific time period (e.g., 3 months, 6 months, 1 year) during which you believe that the information contained in the original appraisal is reflective of current market conditions?

Response

In general, we deem appraisals less than 12 months old to be current and reflective of current market conditions. Accordingly, a new appraisal is obtained no less than every 12 months for loans identified as being impaired and deemed collateral dependent in accordance with SFAS 114. However, an appraisal will be obtained more frequently in instances where there is known deterioration in value of a loan’s related collateral.

•
Please provide us with a more detailed explanation regarding the discounts that you apply to appraised values to compensate for the estimated depreciation in value of the loan’s underlying collateral since the date of the original appraisal. In this regard, tell us if you perform your own analysis of market comparables based on more recent data and how this is factored into your valuation.

Response

As stated above, we only apply this methodology for loans recently identified as impaired (typically, not for more than one quarter).  As of December 31, 2009, only 5 of the 36

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
February 10, 2010

impaired loans (which were individually evaluated for impairment), were evaluated utilizing a Level 3 valuation approach.  When a Level 3 valuation is used, the original appraised value is discounted, as appropriate, to compensate for the estimated depreciation in value of the loan’s underlying collateral since the date of the original appraisal.  Such discounts are estimated based on one or more of the following real estate valuation methodologies:

▪	Cost approach – Assess the current cost to construct a similar property (predominantly used for construction loans);

▪	Sale comparison approach – Assess sales of similar collateral within the applicable market area; or,

▪	Income approach – Assess current value based on current income at a capitalization rate used in recent appraisals of other similar properties.

•
We note that you assign a discount to all appraised values of collateral dependent loans to compensate for a shorter marketing period than that assumed by the appraiser. Please provide us with more information regarding these discounts and how you determined they were necessary to arrive at a fair value that was reflective of an orderly transaction between market participants under current market conditions. In this regard, more clearly explain how marketing periods are considered in an external appraisal and explain how you determined that a shorter period was necessary in your determination of fair value.

Response

Our previous response was inaccurate.  With the exception of the limited instances discussed above when we utilize Level 3 valuations, we do not otherwise discount appraised values. Our policy is to obtain and utilize a current appraisal to determine fair value of an impaired collateral dependent loan as soon as practical.

When determining the necessity to establish specific reserves relative to a collateral dependent impaired loan, a 7-10% reduction to the appraised value is assumed to compensate for the estimated cost to sell the related collateral.

•
With respect to the specific impaired loan mentioned in your response for which you determined the fair value to be $20.1 million less than the appraised value, please tell us the date of the last appraisal and explain the analysis you performed to estimate the fair value of the underlying collateral in the absence of a current appraisal.

Response

This relationship consisted of a hotel appraised for $20,616,500 as of November 15, 2006, commercial lots appraised at $9,550,000 as of November 15, 2006, and a golf course appraised at $12,725,000 on November 18, 2005.  We estimated fair value of this collateral at December 31, 2008 to be $22.7 million, or $20.1 million less than that indicated by the most recent appraisals.  Our estimate of fair value was based on management’s knowledge of recent sales of similar collateral in close proximity to this market area, as well as recent appraised values on a per room basis of other similar hotels.  Current appraisals were obtained on these properties in February 2009 and the respective appraised values of each were:  $14,000,000 for the hotel, $7,280,000 for the commercial lots, and $3,900,000 for the golf course.

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
February 10, 2010

Further, relative to your above comments, we intend to revise our disclosures in future periodic filings with respect to Summit’s valuation of impaired loans as follows:

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (in part)

Fair Value Measures (in part)

Loans:   We do not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established.  Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with ASC Topic 310.  The fair value of impaired loans is estimated using one of several methods, including collateral value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2009, substantially all of the total impaired loans were evaluated based on the fair value of the collateral.  In accordance with ASC Topic 310, impaired loans where an allowance is established based on the fair value of collateral requires classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, we record the impaired loan as nonrecurring Level 2. When a current appraised value is not available and there is no observable market price, we record the impaired loan as nonrecurring Level 3.

When a collateral dependent loan is identified as impaired, management immediately begins the process of evaluating the estimated fair value of the underlying collateral to determine if a related specific allowance for loan losses or charge-off is necessary.  Current appraisals are ordered once a loan is deemed impaired if the existing appraisal is more than twelve months old, or more frequently if there is known deterioration in value. For recently identified impaired loans, a current appraisal may not be available at the financial statement date. Until the current appraisal is obtained, the original appraised value is discounted, as appropriate, to compensate for the estimated depreciation in the value of the loan’s underlying collateral since the date of the original appraisal.  Such discounts are generally estimated based upon management’s knowledge of sales of similar collateral within the applicable market area and its knowledge of other real estate market-related data as well as general economic trends.  When a new appraisal is received (which generally are received within 3 months of a loan being identified as impaired), management then re-evaluates the fair value of the collateral and adjusts any specific allocated allowance for loan losses, as appropriate.  In addition, management also assigns a discount of 7–10% for the estimated costs to sell the collateral. As of December 31, 2009, the total fair value of our collateral dependent impaired loans which had a related specific allowance or charge-off was $____________ less than the related appraised values of the underlying collateral for such loans.

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
February 10, 2010

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Consolidated Statements of Shareholder’s Equity, page 6

2.
Please revise this statement in your future filings to separately present the amount of other-than-temporary impairment recognized in accumulated other comprehensive income in which a portion has been recognized in earnings. Refer to paragraph 37 of FSP FAS 115-2 and 124-2 (FAS ASC 320-10-45-9A).

Response

We will revise our future periodic filings to present separately the amount of other-than-temporary impairment recognized in accumulated other comprehensive income in which a portion has been recognized in earnings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Credit Experience, page 35

3.
We note that your net charge-offs as percentage of average loans outstanding have significantly increased during the six months ended June 30, 2009. Please tell us and revise your future filings to more clearly explain how this trend of increasing charge-offs has impacted or is expected to impact your allowance for loan losses. Specifically describe the triggering events or other circumstances which impact the timing of when an allowance for loan losses is established for an impaired loan versus when the loan is charged-off and explain how the increasing level of charge-offs is factored into your determination of the general (or unallocated) allowance.

Response
Our enhanced disclosures which are responsive to these comments is included as part of the revised “Management Discussion and Analysis of Financial Condition and Results of Operations – Asset Quality and Credit Experience” disclosure presented below in response to Item 4 of this letter.  We intend to include this disclosure in our future periodic filings.

4.
As a related matter, please revise your disclosure in future filings to more clearly bridge the gap between the significant changes in your recent credit experience and evidence of changes in your overall credit environment with the increase in your allowance for loan losses. For example, discuss in general the relationship between your nonperforming and impaired loans and the allowance for loan losses, discuss in detail how you measure impairment on your impaired loans and link this information to the increase to your allowance for loan losses. Further, please discuss the reasons that your allowance has not proportionally followed the levels of your nonperforming loans and charge-offs. Discuss the steps you take to monitor and evaluate collateral values of your nonperforming and problem loans as part of your allowance methodology and discuss the trends experienced in that area in recent periods. Provide us with a draft of your proposed disclosures.

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
February 10, 2010

Response

Presented below is our revised disclosure which is responsive to these comments as well as the comments in Item 3 of this letter.  We will include this disclosure in our future periodic filings.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (in part)

Asset Quality and Credit Experience (in part)

We maintain the allowance for loan losses at a level considered adequate to provide for estimated probable credit losses inherent in the loan portfolio.  The allowance is comprised of three distinct reserve components:  (1) specific reserves related to loans individually evaluated, (2) quantitative reserves related to loans collectively evaluated, and (3) qualitative reserves related to loans collectively evaluated.  A summary of the methodology we employ on a quarterly basis with respect to each of these components in order to evaluate the overall adequacy of our allowance for loan losses is as follows.

Specific Reserve for Loans Individually Evaluated

First, we identify loan relationships having aggregate balances in excess of $500,000 and that may also have credit weaknesses.  Such loan relationships are identified primarily through our analysis of internal loan evaluations, past due loan reports, and loans adversely classified by regulatory authorities.  Each loan so identified is then individually evaluated to determine whether it is impaired – that is, based on current information and events, it is probable that we will be unable to collect all amounts due in accordance with the contractual terms of the underlying loan agreement.  Substantially all of our impaired loans are and historically have been collateral dependent, meaning repayment of the loan is expected to be provided solely from the sale of the loan’s underlying collateral.  For such loans, we measure impairment based on the fair value of the loan’s collateral, which is generally determined utilizing current appraisals.  A specific reserve is established in an amount equal to the excess, if any, of the recorded investment in each impaired loan over the fair value of its underlying collateral, less estimated costs to sell. Our policy is to re-evaluate the fair value of collateral dependent loans at least every twelve months unless there is a known deterioration in the collateral’s value, in which case a new appraisal is obtained.

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
February 10, 2010

Quantitative Reserve for Loans Collectively Evaluated

Second, we stratify the loan portfolio into the following ten loan pools:  land and land development, construction, commercial, commercial real estate -- owner-occupied, commercial real estate -- non-owner occupied, conventional residential mortgage, jumbo residential mortgage, home equity, consumer, and other.  Loans within each pool are then further segmented between (1) loans which were individually evaluated for impairment and not deemed to be impaired, (2) larger-balance loan relationships exceeding $2 million which are assigned an internal risk rating in conjunction with our normal ongoing loan review procedures and (3) smaller-balance homogenous loans.

Quantitative reserves relative to each loan pool are established as follows:  for loan segments (1) and (2) above, the recorded investment of these loans within each pool are aggregated according to their internal risk ratings, and an allocation ranging from 5% to 200% of the respective pool’s average historical net loan charge-off rate (determined based upon the most recent twelve quarters) is applied to the aggregate recorded investment in loans by internal risk category, such lower-rated loan relationships receive higher allocations of reserves; for loan segment (3) above, an allocation equaling 100% of the respective pool’s average historical net loan charge-off rate (determined based upon the most recent twelve quarters) is applied to the aggregate recorded investment in the smaller-balance homogenous loan of pools.

Qualitative Reserve for Loans Collectively Evaluated

Third, we consider the necessity to adjust our average historical net loan charge-off rates relative to each of the above ten loan pools for potential risks factors that could result in actual losses deviating from prior loss experience.  For example, we observe a significant increase in delinquencies within conventional mortgage loan pool above historical trends, an additional allocation to the average historical loan charge-off rate is applied.  Such qualitative risk factors considered are:  (1) levels of and trends in delinquencies and impaired loans, (2) levels of and trends in charge-offs and recoveries, (3) trends in volume and term of loans, (4) effects of any changes in risk selection and underwriting standards, and other changes in lending policies, procedures, and practice, (5) experience, ability, and depth of lending management and other relevant staff, (6) national and local economic trends and conditions, (7) industry conditions, and (8) effects of changes in credit concentrations.

Relationship between Allowance for Loan Losses, Net Charge-off’s and Nonperforming Loans

In analyzing the relationship between the allowance for loan losses, net loan charge-off’s and nonperforming loans, it is helpful to understand the process of how loans are treated as they deteriorate over time. Reserves for loans are established at origination through the quantitative and qualitative reserve process discussed above. If the quality of a loan which is reviewed as part of our normal internal loan review procedures deteriorates, it migrates to a lower quality risk rating, and accordingly, a higher reserve amount is assigned.

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
February 10, 2010

Charge-offs, if necessary, are typically recognized in a period after the reserves were established. If the previously established reserves exceed that needed to satisfactorily resolve the problem credit, a reduction in the overall level of the reserve could be recognized. In summary, if loan quality deteriorates, the typical credit sequence is periods of reserve building, followed by periods of higher net charge-offs.

Substantially all of our nonperforming loans are secured by real estate. The substantial majority of these loans were underwritten in accordance with our loan-to-value policy guidelines which range from 70-85% at the time of origination. Although property values have deteriorated across our market areas, the fair values of the underlying collateral value remains in excess of the recorded investment in many of our nonperforming loans, and therefore, no specific reserve allocation is required; as of December 31, 2009, approximately 60% of our impaired loans which were specifically evaluated for impairment required no reserves. Accordingly, our allowance for loan losses has not increased proportionately as our nonperforming loans have increased. The allowance for loan loss will, however, increase as a result of an increase in net loan charge-offs due to the incremental higher historical net charge-off rate applied to the loans which are collectively evaluated for impairment.

In addition to the above responses, Summit acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please accept my sincerely apology for the delay in responding to you and feel free to contact me directly at (304) 530-0552 should you have any further questions regarding the filings.

                          Sincerely,

                          /s/  Robert S. Tissue

                          Robert S. Tissue
                          Senior Vice President &
                         Chief Financial Officer